FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F ____                                 Form 40-F    X

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes ____                                           No   X

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes ____                                           No   X

               Indicate by check mark whether by furnishing the information contained in this
               Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes ____                                           No   X

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.    News Release dated October 21, 2008 entitled, "CN reports Q3-2008 net income of C$552 million, or C$1.16 per diluted share, including deferred income tax recovery of C$0.09".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2008 net income of C$552 million,
or C$1.16 per diluted share, including deferred
income tax recovery of C$0.09

MONTREAL, Oct. 21, 2008 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine months ended Sept. 30, 2008.

Third-quarter 2008 highlights

·	Diluted earnings per share increased 21 per cent to C$1.16.
·	Net income increased 14 per cent to C$552 million.
·	Revenues increased 12 per cent to C$2,257 million.
·	Operating income increased 10 per cent to C$844 million, with the Company’s operating ratio rising by six-tenths of one point to 62.6 per cent.

CN said third-quarter 2008 net income was C$552 million, or C$1.16 per diluted share, compared with net income of C$485 million, or C$0.96 per diluted share, for the comparable period of 2007.

The results for the third quarters of 2008 and 2007 were affected by deferred income tax adjustments. Net income for the latest quarter included a deferred income tax recovery of C$41 million, or C$0.09 per diluted share, following resolution of various income tax matters and adjustments related to tax filings of prior years. Third-quarter 2007 net income included a deferred income tax recovery of C$14 million, or C$0.03 per diluted share, as a result of net capital losses from the reorganization of subsidiaries.

Operating income for third-quarter 2008 increased by 10 per cent to C$844 million from C$768 million a year earlier. Revenues increased 12 per cent to C$2,257 million from C$2,023 million, while operating expenses increased 13 per cent to C$1,413 million from C$1,255 million.

CN’s operating ratio for the most recent three-month period was 62.6 per cent, compared with 62.0 per cent for the third quarter of 2007.

E. Hunter Harrison, president and chief executive officer, said: “I am extremely pleased with our results. Operational execution during the quarter was outstanding, with notable gains in network fluidity, productivity and asset utilization, while we enjoyed good revenue growth across most commodity groups.

“Looking forward, the uncertain economic landscape in North America and around the world will pose challenges to CN and its customers. But we believe CN is well positioned to weather the headwinds -- we have a unique business model anchored on precision railroading, and a strong freight franchise with growth prospects in intermodal, bulk commodities and energy-related developments in Western Canada. We will continue to pursue these opportunities aggressively while maintaining a clear focus on cost control and productivity improvements to keep CN at the forefront of rail industry efficiency.”

CN’s third-quarter 2008 revenues increased 12 per cent due to freight rate increases, of which approximately two thirds was related to a higher fuel surcharge resulting from year-over-year increases in applicable fuel prices; and higher volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal. These gains were partly offset by weakness in forest products, reduced grain volumes as a result of depleted stockpiles, and the effect of hurricanes on traffic in the Southern U.S.

Five of CN’s seven commodity groups registered revenues gains in the quarter, led by coal (41 per cent), metals and minerals (29 per cent), intermodal (24 per cent), petroleum and chemicals (nine per cent), and automotive (three per cent). Forest products revenues declined two per cent, and grain and fertilizers revenues declined one per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, declined by two per cent during the third quarter versus the comparable period of 2007.

Operating expenses for the quarter increased by 13 per cent to C$1,413 million, largely as a result of higher fuel costs and purchased services and material expenses, which were partly offset by lower labor and fringe benefits expense.

The financial results in this news release were determined on the basis of U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of growth opportunities, is the Company’s assumption that such growth opportunities extend beyond business cycle considerations and, as such, are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, reasonable at the time they were made, subject to greater uncertainty. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is currently experiencing recessionary conditions, and to the global economy, which is already slowing down. Under these circumstances, it is difficult to make a projection in respect of business prospects for the next 12 to 18 months. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2008	2007	2008	2007
	(Unaudited)
Revenues	$2,257	$2,023	$6,282	$5,956

Operating expenses
Labor and fringe benefits	424	446	1,277	1,361
Purchased services and material	268	247	836	786
Fuel	390	251	1,099	719
Depreciation and amortization	177	165	528	504
Equipment rents	59	59	183	187
Casualty and other	95	87	285	259
Total operating expenses	1,413	1,255	4,208	3,816

Operating income	844	768	2,074	2,140

Interest expense	(92)	(78)	(265)	(251)
Other income	4	2	7	7
Income before income taxes	756	692	1,816	1,896

Income tax expense (Note 7)	(204)	(207)	(494)	(571)
Net income	$552	$485	$1,322	$1,325

Earnings per share (Note 8)
Basic	$1.17	$0.97	$2.77	$2.62
Diluted	$1.16	$0.96	$2.74	$2.59

Weighted-average number of shares
Basic	471.7	499.7	477.0	505.0
Diluted	477.1	506.4	482.6	512.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	September 30	December 31	September 30
	2008	2007	2007
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$288	$310	$214
Accounts receivable (Note 3)	657	370	641
Material and supplies	213	162	206
Deferred income taxes	69	68	69
Other	131	138	316
	1,358	1,048	1,446

Properties	21,472	20,413	19,883
Intangible and other assets	2,134	1,999	1,576

Total assets	$24,964	$23,460	$22,905

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,252	$1,282	$1,205
Current portion of long-term debt	449	254	293
Other	77	54	56
	1,778	1,590	1,554

Deferred income taxes (Note 7)	5,246	4,908	4,940
Other liabilities and deferred credits	1,378	1,422	1,410
Long-term debt (Note 3)	6,264	5,363	5,342

Shareholders' equity:
Common shares	4,171	4,283	4,359
Accumulated other comprehensive income (loss)	54	(31)	(257)
Retained earnings	6,073	5,925	5,557
	10,298	10,177	9,659

Total liabilities and shareholders' equity	$24,964	$23,460	$22,905
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,208	$4,417	$4,283	$4,459
Stock options exercised and other	17	16	59	83
Share repurchase programs (Note 3)	(54)	(74)	(171)	(183)
Balance, end of period	$4,171	$4,359	$4,171	$4,359

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(1)	$(180)	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	259	(381)	399	(914)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(248)	328	(389)	766
Pension and other postretirement benefit plans (Note 5):
Amortization of net actuarial loss (gain) included in net
periodic benefit cost	-	13	(2)	38
Amortization of prior service cost included in net
periodic benefit cost	6	5	18	16
Other comprehensive income (loss) before income taxes	17	(35)	26	(94)
Income tax recovery (expense)	38	(42)	59	(119)
Other comprehensive income (loss)	55	(77)	85	(213)
Balance, end of period	$54	$(257)	$54	$(257)

Retained earnings
Balance, beginning of period	$5,902	$5,554	$5,925	$5,409
Adoption of new accounting pronouncements (2)	-	-	-	95

Restated balance, beginning of period	5,902	5,554	5,925	5,504
Net income	552	485	1,322	1,325
Share repurchase programs (Note 3)	(273)	(378)	(846)	(956)
Dividends	(108)	(104)	(328)	(316)
Balance, end of period	$6,073	$5,557	$6,073	$5,557
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2008, the Company issued 0.7 million and 2.2 million common shares, respectively, as a result of stock options exercised, and repurchased 6.0 million and 19.3 million common shares, respectively, under its share repurchase programs.  At September 30, 2008, the Company had 468.1 million common shares outstanding.

(2)

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.  The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Operating activities
Net income	$552	$485	$1,322	$1,325
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	177	165	528	506
Deferred income taxes	73	75	187	125
Other changes in:
Accounts receivable	209	(252)	(259)	(38)
Material and supplies	6	(6)	(48)	(26)
Accounts payable and accrued charges	16	(65)	(110)	(471)
Other net current assets and liabilities	(33)	42	46	51
Other	(43)	2	(135)	3
Cash provided from operating activities	957	446	1,531	1,475

Investing activities
Property additions	(415)	(350)	(944)	(897)
Other, net	22	14	42	26
Cash used by investing activities	(393)	(336)	(902)	(871)

Financing activities
Issuance of long-term debt	778	1,841	3,430	3,325
Reduction of long-term debt	(798)	(1,420)	(2,796)	(2,469)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	14	14	48	73
Repurchase of common shares	(327)	(452)	(1,017)	(1,139)
Dividends paid	(108)	(104)	(328)	(316)
Cash used by financing activities	(441)	(121)	(663)	(526)
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	4	(16)	12	(43)
Net increase (decrease) in cash and cash equivalents	127	(27)	(22)	35
Cash and cash equivalents, beginning of period	161	241	310	179
Cash and cash equivalents, end of period	$288	$214	$288	$214

Supplemental cash flow information
Net cash receipts from customers and other	$2,391	$1,770	$6,025	$5,930
Net cash payments for:
Employee services, suppliers and other expenses	(1,195)	(1,090)	(3,749)	(3,344)
Interest	(82)	(86)	(272)	(273)
Workforce reductions	(5)	(8)	(17)	(24)
Personal injury and other claims	(18)	(12)	(62)	(58)
Pensions	(24)	(27)	(77)	(50)
Income taxes	(110)	(101)	(317)	(706)
Cash provided from operating activities	$957	$446	$1,531	$1,475
See accompanying notes to unaudited consolidated financial statements.
Certain of the 2007 figures have been restated to conform to the 2008 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2008, December 31, 2007, and September 30, 2007, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2008 and 2007.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2007 Annual Consolidated Financial Statements.  While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which CN would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition will be financed by debt and cash on hand.
In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the Surface Transportation Board (STB) a final decision that approves the acquisition and does not impose conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.
On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction, which otherwise would have been required by governing law by April 25, 2008, will not be issued until the EIS process is completed. The STB issued a draft EIS on July 25, 2008.  CN, along with other parties, filed responsive comments on the draft EIS on September 30, 2008.
With the environmental review continuing and the time for its completion uncertain, the Company twice requested that the STB establish time limits on its review and issue a final decision that, if the application were approved, would enable the transaction to close by December 31, 2008, and thereby avoid a significant risk that the transaction could be terminated under the agreement.  Upon the STB’s second denial of those requests, the Company filed a petition on September 18, 2008 with the U.S. Court of Appeals for the District of Columbia Circuit for an expedited ruling to direct the STB to issue such a decision.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Note 3 - Financing activities

Shelf prospectus and registration statement
In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018.  The debt offering was made under the Company’s current shelf prospectus and registration statement.  Accordingly, the amount registered for offering under the shelf prospectus and registration statement has been reduced to U.S.$1.85 billion.  The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding and to reduce its account receivable securitization program.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Revolving credit facility
As at September 30, 2008, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $176 million ($57 million as at December 31, 2007).  The Company also had total borrowings under its commercial paper program of $346 million, of which $99 million was denominated in Canadian dollars and $247 million was denominated in U.S. dollars (U.S.$232 million).  The weighted-average interest rate on these borrowings was 2.91%.  As at December 31, 2007, total borrowings under the Company’s commercial paper program were $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.
As at September 30, 2008, the Company had sold receivables that resulted in proceeds of $441 million under this program ($588 million at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2007).  As at September 30, 2008, the servicing asset and liability were not significant.

Share repurchase programs
On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
In the third quarter of 2008, under this current share repurchase program, the Company repurchased 6.0 million common shares for $327 million, at a weighted-average price of $54.48 per share.

In the second quarter of 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount,  13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements. For the three and nine months ended September 30, 2008, the Company recorded total compensation expense for awards under all plans of $16 million and $50 million, respectively, and $39 million and $112 million, respectively, for the same periods in 2007.  The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2008 was $5 million and $15 million, respectively, and $12 million and $33 million, respectively, for the same periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cash settled awards
Following approval by the Board of Directors in January 2008, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period.  As at September 30, 2008, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2008:

	RSUs		Vision 2008 Share Unit Plan (Vision)		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9
Granted	0.7	-	-	-	-	-
Forfeited	(0.1)	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Payout	-	(0.9)	-	-	-	(0.2)
Outstanding at September 30, 2008	2.2	-	0.8	-	0.1	1.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2008	$11	$1	$14	N/A	$3	$2	$8	$39
Nine months ended September 30, 2007	N/A	$17	$19	$19	$5	$13	$30	$103

Liability outstanding
September 30, 2008	$11	$12	$43	N/A	$3	$10	$98	$177
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
September 30, 2008	$32.12	$31.63	$46.40	N/A	$50.78	$14.66	$50.78	N/A

Fair value of awards vested during period
Nine months ended September 30, 2008	$-	$-	$-	N/A	$-	$-	$2	$2
Nine months ended September 30, 2007	N/A	$-	$-	$-	$5	$-	$3	$8

Nonvested awards at September 30, 2008
Unrecognized compensation cost	$9	$4	$2	N/A	$1	$1	$4	$21
Remaining recognition period (years)	2.25	1.25	0.25	N/A	0.25	0.25	3.25	N/A

Assumptions (3)
Stock price ($)	$50.78	$50.78	$50.78	N/A	$50.78	$50.78	$50.78	N/A
Expected stock price volatility (4)	22%	23%	26%	N/A	N/A	28%	N/A	N/A
Expected term (years) (5)	2.25	1.25	0.25	N/A	N/A	0.25	N/A	N/A
Risk-free interest rate (6)	2.59%	2.47%	1.65%	N/A	N/A	1.26%	N/A	N/A
Dividend rate ($) (7)	$0.92	$0.92	$0.92	N/A	N/A	$0.92	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at September 30, 2008.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2008, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant.  The options are exercisable during a period not exceeding 10 years.  The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant.  At September 30, 2008, 13.5 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at September 30, 2008, including conventional, performance and performance-accelerated options, was  9.9 million,  0.2 million and  3.3 million, respectively.

The following table provides the activity of stock option awards in 2008.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on September 30, 2008 at the Company’s closing stock price of $50.78.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55
Granted	0.9	$48.51
Exercised	(2.2)	$18.18
Outstanding at September 30, 2008 (1)	13.4	$27.74	4.5	$309
Exercisable at September 30, 2008 (1)	11.0	$23.47	3.8	$300

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2008	$5	$2	$2	$2	$11
Nine months ended September 30, 2007	N/A	$6	$1	$2	$9

Fair value per unit
At grant date ($)	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Nine months ended September 30, 2008	$-	$3	$3	$3	$9
Nine months ended September 30, 2007	N/A	$-	$4	$3	$7

Nonvested awards at September 30, 2008
Unrecognized compensation cost	$6	$3	$2	$1	$12
Remaining recognition period (years)	3.3	2.3	1.3	0.3	N/A

Assumptions (1)
Grant price ($)	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding.  The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and nine months ended September 30, 2008 and 2007, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2008	2007	2008	2007
Service cost	$34	$38	$104	$114
Interest cost	200	186	600	557
Expected return on plan assets	(251)	(234)	(753)	(703)
Amortization of prior service cost	5	5	15	15
Recognized net actuarial loss	-	13	-	40
Net periodic benefit cost (income)	$(12)	$8	$(34)	$23

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2008	2007	2008	2007
Service cost	$1	$1	$3	$3
Interest cost	4	4	12	11
Curtailment gain	(4)	-	(7)	(3)
Amortization of prior service cost	1	-	3	1
Recognized net actuarial gain	-	-	(2)	(2)
Net periodic benefit cost	$2	$5	$9	$10

In 2008, the Company expects to make total contributions of approximately $130 million for all its defined benefit plans, of which $77 million was disbursed as at September 30, 2008 and includes $22 million relating to the 2007 funding year.

Note 6 - Major commitments and contingencies

A. Commitments
As at September 30, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $829 million ($952 million at December 31, 2007).  The Company also has agreements with fuel suppliers to purchase approximately 95% of the estimated remaining 2008 volume, 70% of its anticipated 2009 volume, and 31% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, and claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2008, the Company had aggregate reserves for personal injury and other claims of $452 million, of which $108 million was recorded as a current liability ($446 million, of which $102 million was recorded as a current liability at December 31, 2007).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 19 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)   the lack of specific technical information available with respect to many sites;
(ii)  the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.
       As at September 30, 2008, the Company had aggregate accruals for environmental costs of $118 million, of which $28 million was recorded as a current liability ($111 million, of which $28 million was recorded as a current liability as at December 31, 2007).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.  In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2019, for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall.  At September 30, 2008, the maximum exposure in respect of these guarantees was $139 million.  There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at September 30, 2008, the maximum potential liability under these guarantees was $491 million, of which $410 million was for workers’ compensation and other employee benefits and $81 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at September 30, 2008, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2008 and 2011.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
    (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
     (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
    (c)  contracts for the sale of assets and securitization of accounts receivable;
    (d) contracts for the acquisition of services;
    (e)  financing agreements;
    (f)  trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
    (g)  transfer agent and registrar agreements in respect of the Company’s securities;
    (h)  trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;
    (i)  pension transfer agreements;
    (j) master agreements with financial institutions governing derivative transactions; and
    (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty.  As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 – Income taxes

In 2008, the Company recorded a deferred income tax recovery of $75 million in the Consolidated Statement of Income. Of this amount $41 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary.

In 2007, the Company recorded a deferred income tax recovery of $44 million in the Consolidated Statement of Income, of which $14 million, recorded in the third quarter, resulted from net capital losses arising from a reorganization of certain subsidiaries, and $30 million, recorded in the second quarter, was due to the enactment of corporate income tax rate changes in Canada.

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2008	2007	2008	2007

Net income	$552	$485	$1,322	$1,325

Weighted-average shares outstanding	471.7	499.7	477.0	505.0
Effect of stock options	5.4	6.7	5.6	7.1
Weighted-average diluted shares outstanding	477.1	506.4	482.6	512.1

Basic earnings per share	$1.17	$0.97	$2.77	$2.62
Diluted earnings per share	$1.16	$0.96	$2.74	$2.59

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.1 million for both the three and nine months ended September 30, 2008, and nil and 0.1 million, respectively, for the corresponding periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	2,028	1,821	5,664	5,423
Gross ton miles (GTM) (millions)	86,369	88,498	257,983	258,583
Revenue ton miles (RTM) (millions)	45,346	46,481	135,569	136,997
Carloads (thousands)	1,217	1,204	3,537	3,539
Route miles (includes Canada and the U.S.)	20,421	20,219	20,421	20,219
Employees (end of period)	22,569	22,834	22,569	22,834
Employees (average for the period)	22,730	22,789	22,773	22,254

Productivity

Operating ratio (%)	62.6	62.0	67.0	64.1
Rail freight revenue per RTM (cents)	4.47	3.92	4.18	3.96
Rail freight revenue per carload ($)	1,666	1,512	1,601	1,532
Operating expenses per GTM (cents)	1.64	1.42	1.63	1.48
Labor and fringe benefits expense per GTM (cents)	0.49	0.50	0.49	0.53
GTMs per average number of employees (thousands)	3,800	3,883	11,328	11,620
Diesel fuel consumed (U.S. gallons in millions)	92	96	287	290
Average fuel price ($/U.S. gallon)	3.84	2.39	3.55	2.29
GTMs per U.S. gallon of fuel consumed	939	922	899	892

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.1	2.2	1.8	1.8
Accident rate per million train miles (2)	2.2	3.0	2.5	2.4

Financial ratio

Debt to total capitalization ratio (% at end of period)	39.5	36.8	39.5	36.8
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30			Nine months ended September 30
			Variance			Variance
	2008	2007	Fav (Unfav)	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	346	317	9%	987	920	7%
Metals and minerals	269	208	29%	713	631	13%
Forest products	383	392	(2%)	1,070	1,216	(12%)
Coal	140	99	41%	346	287	21%
Grain and fertilizers	327	330	(1%)	1,001	961	4%
Intermodal	446	361	24%	1,190	1,020	17%
Automotive	117	114	3%	357	388	(8%)
Total rail freight revenue	2,028	1,821	11%	5,664	5,423	4%
Other revenues	229	202	13%	618	533	16%
Total revenues	2,257	2,023	12%	6,282	5,956	5%

Revenue ton miles (millions)
Petroleum and chemicals	8,272	8,369	(1%)	24,668	24,288	2%
Metals and minerals	5,140	4,301	20%	13,971	12,414	13%
Forest products	8,715	10,021	(13%)	25,999	30,652	(15%)
Coal	4,159	3,500	19%	11,189	10,344	8%
Grain and fertilizers	9,379	11,241	(17%)	31,915	32,809	(3%)
Intermodal	9,040	8,339	8%	25,795	24,114	7%
Automotive	641	710	(10%)	2,032	2,376	(14%)
	45,346	46,481	(2%)	135,569	136,997	(1%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.47	3.92	14%	4.18	3.96	6%
Commodity groups:
Petroleum and chemicals	4.18	3.79	10%	4.00	3.79	6%
Metals and minerals	5.23	4.84	8%	5.10	5.08	-
Forest products	4.39	3.91	12%	4.12	3.97	4%
Coal	3.37	2.83	19%	3.09	2.77	12%
Grain and fertilizers	3.49	2.94	19%	3.14	2.93	7%
Intermodal	4.93	4.33	14%	4.61	4.23	9%
Automotive	18.25	16.06	14%	17.57	16.33	8%

Carloads (thousands)
Petroleum and chemicals	139	153	(9%)	424	448	(5%)
Metals and minerals	287	257	12%	797	749	6%
Forest products	132	147	(10%)	395	450	(12%)
Coal	103	90	14%	280	275	2%
Grain and fertilizers	137	152	(10%)	436	439	(1%)
Intermodal	370	343	8%	1,045	978	7%
Automotive	49	62	(21%)	160	200	(20%)
	1,217	1,204	1%	3,537	3,539	-
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,666	1,512	10%	1,601	1,532	5%
Commodity groups:
Petroleum and chemicals	2,489	2,072	20%	2,328	2,054	13%
Metals and minerals	937	809	16%	895	842	6%
Forest products	2,902	2,667	9%	2,709	2,702	-
Coal	1,359	1,100	24%	1,236	1,044	18%
Grain and fertilizers	2,387	2,171	10%	2,296	2,189	5%
Intermodal	1,205	1,052	15%	1,139	1,043	9%
Automotive	2,388	1,839	30%	2,231	1,940	15%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company generated $258 million and $483 million of free cash flow for the three and nine months ended September 30, 2008, compared to $142 million and $193 million of free cash flow for the same periods in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2008	2007	2008	2007

Cash provided from operating activities	$957	$446	$1,531	$1,475
Cash used by investing activities	(393)	(336)	(902)	(871)
Cash provided before financing activities	564	110	629	604

Adjustments:
Change in accounts receivable securitization	(202)	152	170	(52)
Dividends paid	(108)	(104)	(328)	(316)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents	4	(16)	12	(43)
Free cash flow	$258	$142	$483	$193

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 21, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel